UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-12504

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

THE MACERICH
PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2015

WITH

INDEPENDENT AUDITORS’ REPORT
AND SUPPLEMENTAL INFORMATION

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm, Windes, Inc.

Note: Other schedules required by 29 CFR 2520. 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1914 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of
The Macerich Property Management Company 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of The Macerich Property Management Company 401(k) Profit Sharing Plan’s financial statements. The information in the supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windes, Inc.

Long Beach, California
June 22, 2016

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
ASSETS
INVESTMENTS
Investments at fair value	$108,000,796	$115,125,801
Investments at contract value	6,966,585	—
	114,967,381	115,125,801

RECEIVABLES
Notes receivable from participants	1,378,202	1,440,464
Employer contribution	295,472	261,873
	1,673,674	1,702,337

NET ASSETS AVAILABLE FOR BENEFITS	$116,641,055	$116,828,138

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(5,436,496)
Dividends	4,181,451
Interest	51,290
(1,203,755)

Interest income on notes receivable from participants	59,492

Contributions:
Participants	6,621,448
Employer	3,395,048
Rollovers	1,174,021
11,190,517

Total Additions	10,046,254

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	10,115,635
Administrative expenses	117,702
Total Deductions	10,233,337

NET DECREASE IN NET ASSETS	(187,083)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	116,828,138

END OF YEAR	$116,641,055

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1:  DESCRIPTION OF THE PLAN

The following description of The Macerich Property Management Company 401(k) Profit-Sharing Plan (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document.  The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code.  In accordance with adopting these provisions, the Company makes matching contributions equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant.

Administration

The Company is the Plan Administrator (as defined in ERISA). The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Genene Kruger, SVP Human Resources, Kara McNulty Hursh, AVP Assistant Controller, Scott W. Kingsmore, SVP Finance and Stephen L. Spector, SVP General Counsel.  Among other duties, it is the responsibility of the Committee to select and monitor the performance of investments, the Plan custodian, and to maintain certain administrative records.  The Committee has engaged a third party, MassMutual Retirement Services ("MassMutual"), to provide recordkeeping and administrative services.

Employee Participation and Eligibility

All full-time and part-time employees of the Company are eligible to participate in the Plan. Temporary employees are eligible once the employee has completed twelve consecutive months of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining.  Effective as of September 15, 2015, an eligible employee may enter the Plan immediately following his or her satisfaction of the eligibility requirements.

Contributions

Each year, participants may defer pre-tax or after-tax Roth contributions up to 50 percent of their compensation, as defined in the Plan and subject to certain limitations set forth in the Code.  The Company provides matching contributions, under the Safe Harbor arrangement described above, equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may roll over amounts representing distributions from other qualified defined benefit or defined contributions plans.  Participants direct the investment of their contributions into various investment options offered by the Plan, as further discussed in Note 3.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s Safe Harbor matching contribution, and b) Plan earnings, and charged with any withdrawals or distributions requested by the participant, investment losses, and an allocation of administrative expenses, if applicable.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Vesting Provisions

Participant accounts, including salary deferrals and Safe Harbor matching contributions, are 100 percent vested at all times.

Notes Receivable From Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined by the Plan document.  All loans issued during 2015 and 2014 bear interest at a rate of 4.25 percent. Principal and interest are paid ratably through payroll deductions over a term not to exceed five years.  A participant applying for a loan through the Plan will be charged a $125 loan processing fee.  The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.  The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  Upon reaching 59 ½ years of age, a participant shall be entitled to make in-service withdrawals of the participant’s account in the form of a lump-sum payment.

The Plan also permits distributions for hardships, as defined in the Plan document.

Withdrawals by participants from their accounts are permitted in accordance with the Plan’s provisions.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Expenses

Administrative expenses that are not paid by the Plan are paid by the Company. Administrative expenses paid by the Plan for the year ended December 31, 2015, were $117,702 and are included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits.  Fees paid by the Plan for the investment management services are included in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured using net asset value per share as a practical expedient. The amendments in ASU 2015-07 are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Plan's management has elected to early adopt ASU 2015-07 and the adoption of ASU 2015-07 is reflected in the fair value hierarchy table in Note 4 where the investment valued using net asset value per share as a practical expedient is excluded from categorization in the fair value hierarchy.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
(CONTINUED)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Parts I and III are not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. ASU 2012-12 Part I and Part II was adopted by the Plan for the year ended December 31, 2015 and applied retrospectively to the Plan year ended December 31, 2014.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the guaranteed interest contract, which is valued at contract value).  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (“AICPA”) has issued guidelines regarding amounts due to former Plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan.  Included in net assets available for Plan benefits at December 31, 2015, are amounts which may become payable to participants who are not active participants of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 financial statement presentation.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
(CONTINUED)

NOTE 3:  INVESTMENTS

 At December 31, 2015, the Plan allowed participants to allocate their accounts among several investment options.  These options include numerous registered investment companies, a guaranteed interest contract, and the Macerich Company Common Stock Fund.  Participants may change their investment elections daily for both existing account balances and future contributions.

The Macerich Company Common Stock Fund allows participants the ability to participate in the ownership of their employer’s common stock.  Participants are not allowed to allocate more than 25 percent of a participant’s account balance and/or deferrals to this investment.  For liquidity purposes, a portion of this fund is invested in a money market account classified as a registered investment company. Total funds invested in the common stock and money market account is $5,423,228 and $149,046, respectively, at December 31, 2015 and $5,591,556 and $192,759, respectively, at December 31, 2014.

NOTE 4:  FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under FASB Accounting Standards Codification ("ASC") Topic 820 are described as follows:

Level 1                                                       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:
◦quoted prices for similar assets or liabilities in active markets;
◦quoted prices for identical or similar assets or liabilities in inactive markets;
◦inputs other than quoted prices that are observable for the asset or liability; and

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.  The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year-end.  The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned.  The overall market value yield and crediting interest rate for the common/collective trust was approximately 1.4% and 1.6%, respectively, for 2014.  The Macerich Company Common Stock Fund is valued at the NAV at year-end, based upon (1) the quoted market price of the Company common stock shares held at year-end, and, (2) the NAV of the quoted market price of the money market fund shares held at year-end, which together comprise the Macerich Company Common Stock Fund.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds (a)	$—	$—	$—	$102,428,522
Macerich Company Common
Stock Fund (a)	—	—	—	5,572,274
Total Assets	$—	$—	$—	$108,000,796

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds (a)	$—	$—	$—	$103,805,633
Macerich Company Common
Stock Fund (a)	—	—	—	5,784,315
Common/Collective Trust (a)	—	—	—	5,535,853
Total Assets	$—	$—	$—	$115,125,801

(a) In accordance with ASC 820-10, certain investments that were measured at NAV (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

NOTE 5:  FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
In September 2015, the Plan has entered into a benefit-responsive investment contract with MassMutual Core Bond Separate Investment Account (the “SAGIC”). The SAGIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed interest contract issuer is contractually obligated to repay the principal and interest earned at a specified interest rate that is guaranteed to the Plan.
The guaranteed interest contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 2015 the fair value of the investment contract was $6,878,743. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Average Yields	2015
Based on actual earnings	2.43%
Based on interest rate credited to participants	2.43%

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
(CONTINUED)

NOTE 5:  FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (CONTINUED)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) complete or partial termination of the Plan, (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs. The guaranteed interest contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The guaranteed interest contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The Plan administrator does not believe that any events have occurred which would limit the Plan’s ability to transact at contract.

NOTE 6:  RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Company common stock through the Macerich Company Common Stock Fund.  These are related-party and party-in-interest transactions.  As described in Note 1, the Plan has a number of services providers.  Such parties are parties-in-interest under ERISA.

Certain Plan investments are managed by MassMutual. MassMutual is the record-keeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions. MassMutual provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement ("MSA") between the Company and MassMutual. MassMutual receives revenue from mutual funds, guaranteed interest contract, and collective trust fund service providers for services MassMutual provides to the funds. This revenue is used to offset certain amounts owed to MassMutual for its administrative services to the Plan.

If the revenue received by MassMutual from such mutual funds, guaranteed interest contract, and collective trust fund service providers exceeds the amount owed under the MSA, MassMutual remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. During 2015, there was a total of $34,785 used to pay administrative expenses and $10,158 reallocated to participant accounts.

NOTE 7:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8:  TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 16, 2011 and subsequently on February 10, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the 2016 determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2012.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
(CONTINUED)

NOTE 9:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$116,641,055	$116,828,138
Less employer contribution receivable	(295,472)	(261,873)
Net assets available for benefits per Form 5500	$116,345,583	$116,566,265

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2015 to Form 5500:

Employer contributions per the financial statement	$3,395,048
Add employer contribution receivable as of December 31, 2014	261,873
Less employer contribution receivable as of December 31, 2015	(295,472)
Employer contribution per Form 5500	$3,361,449

NOTE 10:  CONCENTRATION OF RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 11:  SUBSEQUENT EVENTS

Effective January 1, 2016, the Plan was amended to automatically enroll newly hired employees that met the eligibility requirements.

The Plan has evaluated subsequent events through June 22, 2016, the date the financial statements were available to be issued.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
SCHEDULE H, ITEM 4I
SCHEDULE OF ASSETS (HELD AT YEAR-END)
EIN 95-4853294 PLAN NO. 001
DECEMBER 31, 2015

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Types of Investment	(e) Current Value

	Capital Research and Mgmt Co.	American Funds EuroPacific Growth - R6	RIC	$7,982,059
	Cohen & Steers	Cohen & Steers Real Estate Securities - A	RIC	663,210
	Columbia Mgmt Investment Advisors LLC	Columbia U.S. Government Mortgage	RIC	6,799,403
	Fidelity Investments	Fidelity Advisor Real Estate - I	RIC	4,109,843
	Fidelity Investments	Fidelity Blue Chip Growth	RIC	11,585,814
	Franklin Mutual Advisors, LLC	Franklin Mutual Quest - A	RIC	6,666,940
	Hotchkis & Wiley, LLC	Hotchkis & Wiley Mid-Cap Value	RIC	2,670,499
	Janus Capital Mgmt, LLC	Janus Enterprise - T	RIC	6,885,885
	JPMorgan Investment Mgmt, Inc.	JPMorgan Small Cap Equity - R5	RIC	4,155,136
*	Macerich	Macerich Company Common Stock Fund	MCCSF	5,423,228
*	Massachusetts Financial Services Co.	MFS Total Return Bond - R4	RIC	6,564,824
*	Massachusetts Financial Services Co.	MFS Total Return - R4	RIC	4,731,110
	Oppenheimer Funds, Inc.	Oppenheimer International Diversified - A	RIC	5,984,069
	Putnam Investment Mgmt, Inc.	Putnam Equity Income - A	RIC	11,356,943
*	State Street Bank and Trust Co.	State Street Short Term Investment	RIC	149,046
	Franklin Advisers, Inc.	Templeton Global Bond Adv	RIC	5,595,742
	The Vanguard Group, Inc.	Vanguard 500 Index	RIC	13,121,185
	The Vanguard Group, Inc.	Vanguard Target Retirement 2010	RIC	15,981
	The Vanguard Group, Inc.	Vanguard Target Retirement 2020	RIC	1,004,986
	The Vanguard Group, Inc.	Vanguard Target Retirement 2030	RIC	1,130,805
	The Vanguard Group, Inc.	Vanguard Target Retirement 2040	RIC	44,030
	The Vanguard Group, Inc.	Vanguard Target Retirement 2050	RIC	2,717
	The Vanguard Group, Inc.	Vanguard Target Retirement 2060	RIC	53,633
	The Vanguard Group, Inc.	Vanguard Target Retirement Income	RIC	8,580
	The Vanguard Group, Inc.	Vanguard Total International Index	RIC	253,759
	The Vanguard Group, Inc.	Vanguard Total Stock Market Index	RIC	693,641
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index	RIC	347,728

	Total			108,000,796

*	Massachusetts Mutual Life Insurance Company	SAGIC Core Bond	GIC	6,966,585

*	Participant loans	Interest rate at 4.25%, various maturities		1,378,202

				$116,345,583

*Indicates a party-in-interest

GIC — Guaranteed Interest Contract, presented at contract value
RIC — Registered Investment Companies
MCCSF — Macerich Company Common Stock Fund

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2015, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Windes, Inc. with respect to the annual financial statements of the Plan is filed as Exhibit 23.1 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on June 22, 2016, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT

COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ Genene Kruger
Genene Kruger, Trustee

By:	/s/ Kara McNulty Hursh
Kara McNulty Hursh, Trustee

By:	/s/ Scott W. Kingsmore
Scott W. Kingsmore, Trustee

By:	/s/ Stephen L. Spector
Stephen L. Spector, Trustee

Exhibit Index

Exhibit Number	Description
23.1*	Consent of Windes, Inc.

* Filed herewith